Orrick, Herrington & Sutcliffe LLP

THE ORRICK BUILDING
405 HOWARD STREET
San Francisco, CA 94105-2669

June 15, 2017	+1 415 773 5700
orrick.com

Karen Dempsey
VIA EDGAR AND OVERNIGHT COURIER
	E	kdempsey@orrick.com
U.S. Securities and Exchange Commission	D	+1 415 773 4140
100 F Street, N.E.	F	+1 415 773 5759

Mail Stop 3010/CF/AD8
Washington, D.C. 20549

Attn:                    Sonia Barros, Assistant Director
                                                Folake Ayoola, Senior Counsel
                                                Jeffery Lewis, Staff Accountant
                                                Wilson Lee, Staff Accountant

Re:                              Granite Point Mortgage Trust Inc.
Amendment Nos. 1 and 2 to Registration Statement on Form S-11
Filed June 15, 2017
File No. 333-218197

Ladies and Gentlemen:

On behalf of Granite Point Mortgage Trust Inc. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 8, 2017, with respect to the registration statement on Form S-11 (File No. 333-218197) that was originally filed by the Company with the Commission on May 24, 2017 (the “Registration Statement”).  Amendment Nos. 1 and 2 to the Registration Statement have been filed on the date hereof.  We advise the Staff that Amendment No. 2 was filed later on the same day as Amendment No. 1 and we would advise the Staff to refer to Amendment No. 2 with respect to our responses below.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Except as otherwise specifically indicated, page references herein correspond to pages of Amendment No. 2. For the convenience of the Staff, we are also sending by overnight courier copies of this letter and copies of (i) Amendment No. 2 to the Registration Statement marked to show changes from the Registration Statement filed on May 24, 2017, and (ii) Amendment No. 2 to the Registration Statement marked to show changes from Amendment No. 1 to the Registration Statement.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Our Initial Portfolio

1.                          We note your response to prior comment 14. Please revise your disclosure in footnote 5 to the table on page 96 to briefly describe the key assumptions used to determine “as stabilized” value in accordance with USPAP.

In response to the Staff’s comments, the Company has revised the disclosure in footnote 5 to the table on pages 12 and 100 to include the requested information.

Interest Rate Risk

2.                                      We note you have revised and removed the sensitivity analysis previously provided for interest rate risk. Please clarify and/or revise accordingly to include quantitative disclosures about interest rate risk in one of the acceptable alternative presentations outlined within Item 305(a) of Regulation S-K.

In response to the Staff’s comments, the Company supplemented the interest rate risk analysis on page 92.

Index to Financial Statements

3.                                      We note the labeling of the Company’s “Historical Financial Information (unaudited)”, which appears to be inconsistent with the report on page F-10 noting that the Company’s balance sheet was audited as of May 15, 2017. Please clarify and/or revise accordingly.

The Company has revised the disclosures on page F-1 of the Registration Statement in response to the Staff’s comments.

Pro Forma Condensed Consolidated Financial Statements

Note 2. Notes to Pro Forma Consolidated Statements of Comprehensive Income, Page F-7

4.                                      We note that you are negotiating master repurchase agreements with several financial institutions and definitive terms have yet to be established. As a result, please clarify and revise pro forma adjustment B(1) to clarify the assumptions utilized to arrive at the interest expense adjustments of $3,246 million and $8,593 million for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, supported by your basis for utilizing such assumptions.

The Company has updated footnote i on pages F-7 and F-8 to clarify accordingly the assumptions utilized to arrive at the interest expense adjustments.

Exhibit Index, Page II-5

5.                                      Please file all exhibits as promptly as possible. If you are not in a position to file the legal and tax opinions with the next amendment, please provide draft copies for our review.

The Company has filed certain exhibits with the Registration Statement and intends to file all omitted exhibits as soon as practicable.  The Company will provide the tax opinion for the Staff’s review under separate cover.

Investment Company Act of 1940, as amended

In addition, please be advised that we have discussed with Ms. Rochelle Presset in the Division of Investment Management her oral comments regarding matters pertaining to the Investment Company Act of 1940, as amended.  In response to her comments, we have revised pages 22-23 and 50-52 to reflect that commercial mortgage backed securities will be treated as real estate-related assets.

Other Matters

Resale of Preferred Stock

As a further response to comment 5 of the Staff contained in its letter dated May 19, 2017, we wish to advise the Staff that Two Harbors Investment Corp. (“Two Harbors”) has informed the Company that it may sell the 1,000 shares of 10% cumulative redeemable preferred stock it will receive from the Company to an accredited investor, and that if it does so, it intends to rely on the judicially recognized “Section 4(a)(1-1/2)” exemption for such resale.  Two Harbors has informed the Company that if the sale is to an accredited investor, it intends to obtain representations from the purchaser that (i) by reason of such investor’s business or financial experience, it is capable of evaluating the merits and risks of the purchase, (2) the purchaser will be able to bear the risk of the investment, and (3) the purchaser is purchasing for investment and not with the intent to distribute such shares.  In addition, Two Harbors has advised us that it will contact the purchaser privately without any general solicitation.  Two Harbors also intends to provide the purchaser with information similar to that contained in the prospectus contained in the Registration Statement.

Stock Purchase Plan

In addition, we also wish to advise the Staff that the Company has included a stock purchase plan in connection with the proposed offering which is described on pages 28, 62 and 151.  Under the program Two Harbors has agreed to adopt a 10b5-1 plan commencing four calendar weeks after the completion of the offering, in accordance with Rule 10b5-1 and 10b-18 of the Exchange Act, and ending on the earlier of the date on which the capital committed to the plan ($20 million) has been exhausted or the date on which Two Harbors announces the record date for the pro rata distribution to its stockholders as described in the Registration Statement.  We wish to advise the Staff that the Company has considered the applicability of tender offer rules, Rules 10b5-1 and 10b-18, and Regulation M with respect to such program, and included disclosure in the Registration Statement about these matters.

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Please direct your questions or comments regarding the Company’s responses or the Registration Statement to the undersigned at (415) 773-4140 or by email at kdempsey@orrick.com.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Karen A. Dempsey
Karen A. Dempsey

cc:                                John Taylor
Rebecca Sandberg

Granite Point Mortgage Trust Inc.

David J. Goldschmidt
Skadden, Arps, Slate, Meagher & Flom LLP

Meghan Ryan

Jill Kretschmar
Ernst & Young LLP